LINER YANKELEVITZ

SUNSHINE & REGENSTREIF

LLP

1100 Glendon Avenue

14th Floor

Los Angeles, CA 90024.3503

t. 310.500.3500

f. 310.500.3501

BERTHA C. WILLNER

bwillner@linerlaw.com

Direct Dial: (310) 500-3524

July 27, 2007

Via Edgar & Federal Express

Pamela Carmody

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	The Topps Company, Inc. Schedule TO-T filed by UD Company, Inc. and The Upper Deck Company on June 25, 2007 File No. 005-38528

Dear Ms. Carmody:

We received your facsimile dated July 11, 2007 with respect to the above referenced matter. Please find our responses to your comments below.

General

1. We note that The Upper Deck Company, LLC is defined as a borrower in the amended and restated commitment letter dated June 25, 2007. What consideration was given to whether it is an offeror and should be a filing person on the Schedule TO-T?

RESPONSE: UD Company, Inc. is the offeror and a filing person on the Schedule TO-T. The Upper Deck Company, as the offeror’s parent, is a filing person on the Schedule TO-T and a borrower under the amended and restated commitment letter dated June 25, 2007 (the “CIBC Commitment Letter”). The Upper Deck Company, LLC is a sister company to The Upper Deck Company and was included as a borrower under the CIBC Commitment Letter solely because its assets were required by the lenders for collateral purposes. As such, we do not believe that The Upper Deck Company, LLC is an offeror or should be a filing person on the Schedule TO-T.

LOS ANGELES        SAN FRANCISCO

www.linerlaw.com

Pamela Carmody

July 27, 2007

When and how will I be paid for my tendered shares?, page 3

2. We note the statement that the offerors will pay for shares promptly after the later of expiration of the offer and the satisfaction or waiver of the conditions to the offer. All conditions, other than regulatory approval, must be satisfied or waived prior to expiration. Please revise and otherwise clarify your intent in this regard.

RESPONSE: We have complied with the Staff’s request. See our amendments to the sections entitled “Summary Term Sheet—When and how will I be paid for my shares”, the first paragraph of Section 2 and the last paragraph of Section 14.

14. Conditions of the Offer, page 42

3. The Antitrust Conditions appears to include foreign antitrust regulations in addition to the HSR Act. Please expand to state what additional regulatory schemes apply and describe the status of any actions that are being taken in order to satisfy this condition. For example, have the necessary filings been made and when do the applicable waiting periods expire?

RESPONSE: We have revised the references to the Antitrust Condition to exclude foreign antitrust regulations.

4. We note that satisfaction of the Diligence Condition is determinable in the sole and absolute discretion of the Parent. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, the assertion of the condition based on Parent’s sole and absolute discretion would seem inappropriate and could render the offer illusory.

RESPONSE: Given Topps’ efforts to hinder the acquisition of Topps by The Upper Deck Company, including by limiting the due diligence information and materials made available to The Upper Deck Company that were made available to other potential acquirers (as described in the Offer to Purchase – see Item 11), we feel that a guarded approach with respect to due diligence matters is warranted. Specifically, because of the nature of the due diligence process and the fact that the relevance and materiality of information cannot be determined until that information is provided and analyzed by The Upper Deck Company, we do not believe that this condition can be revised to provide more specificity. We do, however, draw the Staff’s attention to the fact that The Upper Deck Company is agreeing to determine whether the condition has been satisfied within seven (7) business days following its receipt of the requested due diligence materials.

5. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions may be so broadly drafted as to make it difficult for a shareholder to determine what events or occurrences will allow you to terminate the offer. For example, some of your conditions appear to be based on “threatened” actions or events that “may” occur or otherwise contain an excessive subjective element. Please generally revise to narrow your conditions, quantifying where possible.

RESPONSE: We have generally revised the conditions of the offer to comply with the Staff’s request. In addition, we have removed the conditions set forth in clauses (vi) and (vii) of Section 14.

6. We believe that the tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. As an example only, please revise the language as appropriate to exclude actions or omissions to act by the Parent or any offeror as a reason for the assertion of a condition.

RESPONSE: We have generally revised the conditions of the offer to comply with the Staff’s request. In particular, we have revised the condition set forth in clause (viii) (now clause (vi) after reflecting the deletions described in response No. 5) of Section 14.

Pamela Carmody

July 27, 2007

7. Explain to us the purpose of the language that any determination by the bidders concerning the events described in the conditions “shall be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that shareholders may challenge the bidders’ determinations.

RESPONSE: We have removed the above referenced language.

The filing persons acknowledge that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LINER YANKELEVITZ

SUNSHINE & REGENSTREIF LLP

By

Bertha C. Willner